Soho Resources Corp.
SOH: TSX

06014999

82-4126

June 29, 2006

Mr. Rory S. Godinho
Boughton Peterson Yang Anderson Law Corporation
1000 – 595 Burrard Street
P.O. Box 49290
Vancouver, B.C.
V7X 1S8

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

SUPPL

Dear Sir:

RE: SOHO RESOURCES CORP. - FINANCIAL STATEMENTS

Please find enclosed one original copy of the Company's audited financial statements for the period ended February 28, 2006 for inclusion in Soho's Minute Book.

Yours truly,
SOHO RESOURCES CORP.

Ralph Shearing
President

Encl.

dlw 7/11

Suite 250 - 1090 West Georgia St.
Vancouver, BC Canada V6E 3V7

Telephone: 604.684.8071
Facsimile: 604.684.3829
e-mail:info@sohoresources.ca www.sohoresources.ca
\\CONSAM\Public\Soho\Templates & Forms\SOHO\Qtrly Report Form letters\Quart. Rep - Godinho S. Ltr..doc

SIERRA GEOTHERMAL POWER CORP.

QUARTERLY REPORT

FINANCIAL INFORMATION

APRIL 30, 2006

(Unaudited – Prepared by Management)

NOTICE:

These interim financial statements have not been reviewed or audited by the Company's independent auditor.

SIERRA GEOTHERMAL POWER CORP.

BALANCE SHEET

April 30, 2006

(Unaudited – Prepared by Management)

ASSETS

	Apr 30 2006	Oct 31 2005
CURRENT		
Cash and cash equivalents	$ 110,886	$ 118,314
Prepaid expenses and sundry receivable	13,256	144,384
	124,142	262,698
LOAN RECEIVABLE (Note 3)	100	100
MINERAL INTEREST (Note 4)	539,180	311,804
EQUIPMENT, net of accumulated amortization	10,657	6,599
	$ 674,079	$ 581,201

LIABILITIES

	Apr 30 2006	Oct 31 2005
CURRENT		
Accounts payable and accrued liabilities	$ 22,293	$ 17,261
Due to directors, non-interest bearing and unsecured	15,000	1,733
	37,293	18,994

SHAREHOLDERS' EQUITY

	Apr 30 2006	Oct 31 2005
SHARE CAPITAL (Note 5)	3,843,948	3,591,312
CONTRIBUTED SURPLUS	154,847	125,263
DEFICIT	(3,362,009)	(3,154,368)
	636,786	562,207
	$ 674,079	$ 581,201

Approved by the Directors,

"Daniel McGee" *"Edward Muir"*

Daniel McGee Edward Muir

SIERRA GEOTHERMAL POWER CORP.

STATEMENT OF OPERATIONS AND DEFICIT

For the Six Months Ended April 30, 2006

(Unaudited – Prepared by Management)

	3 mths ended Apr 30 2006	6 mths ended Apr 30 2006	3 mths ended Apr 30 2005	6 mths ended Apr 30 2005
REVENUE				
Interest and other income	$ 31	$ 456	$ (487)	$ (487)
EXPENSES				
Stock-based compensation	-	29,584	-	-
Promotion and advertising	5,977	15,029	-	-
Consulting fees	27,285	41,730	-	-
Listing and transfer agent fees	10,271	11,628	13,721	15,558
Management fees	15,000	22,500	7,500	15,000
Office and miscellaneous	5,244	12,829	3,274	6,537
Professional fees	6,045	15,879	13,086	13,986
Investor relations	12,201	19,698	-	-
Rent	5,895	9,495	3,600	6,127
Travel and promotion	4,260	8,517	2,425	5,027
Accounting services	3,000	5,000	-	-
Website and internet	3,092	3,092	-	-
Administration	12,000	12,000	-	-
Amortization	620	1,116	110	220
	110,890	208,097	43,716	62,455
NET LOSS FOR THE PERIOD	(110,859)	(207,641)	(44,203)	(62,942)
DEFICIT AT BEGINNING OF PERIOD	(3,251,150)	(3,154,368)	(2,861,743)	(2,843,004)
DEFICIT AT END OF PERIOD	$ (3,362,009)	$ (3,362,009)	$ (2,905,946)	$ (2,905,946)
LOSS PER SHARE – basic and diluted	$ (0.01)	$ 0.02	$ (0.01)	$ (0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – basic and diluted	8,165,602	8,156,903	4,216,851	4,194,749

SIERRA GEOTHERMAL POWER CORP.

STATEMENT OF CASH FLOWS

For the Six Months Ended April 30, 2006

(Unaudited – Prepared by Management)

	3 mths ended Apr 30 2006	6 mths ended Apr 30 2006	3 mths ended Apr 30 2005	6 mths ended Apr 30 2005
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES				
Loss for the period	$ (110,859)	$ (207,641)	$ (44,203)	$ (62,942)
Adjustments for items not involving cash:				
- amortization	620	1,116	110	220
- stock-based compensation	-	29,584	-	-
	(110,239)	(176,941)	(44,093)	(62,722)
Changes in non-cash working capital items				
- prepaid expenses and deposits	43,466	131,128	(11,103)	(11,317)
- accounts payable and accrued liabilities	6,204	10,032	26,323	39,945
	49,670	141,160	15,220	28,628
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of shares	102,636	252,636	67,500	67,500
Subscription received	-	-	(30,338)	-
Due to directors	8,267	8,267	876	2,410
	110,903	260,903	38,038	69,910
CASH FLOWS USED IN INVESTING ACTIVITIES				
Mineral interest additions	(139,714)	(227,376)	(16,164)	(34,455)
Purchase of equipment	(1,936)	(5,174)	-	-
	(141,650)	(232,550)	(16,164)	(34,455)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(91,316)	(7,428)	(6,999)	1,361
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	202,202	118,314	44,348	35,988
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 110,886	$ 110,886	$ 37,349	$ 37,349

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2005. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Accounting Policies

Mineral Interest

Acquisition costs of mineral interest, excluding indirect costs relating to securing mineral interests, and direct exploration and development expenditures thereon are capitalized. Costs incurred for general exploration that does not result in the acquisition of mineral interests with ongoing exploration or development potential is charged to operations. Costs relating to interests abandoned are written-off when such decision is made. When production is attained, the capitalized costs will be amortized over the estimated economical life of the mineral interest.

The Company reviews the carrying value of each interest that is in the exploration or development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing interest is made by reference to the estimated future operating results and net cash flows. When the carrying value of an interest exceeds its estimated net recoverable amount, provision is made for the decline in value.

The recoverability of the amounts capitalized for the undeveloped mineral interests and deferred development costs is dependent upon the result of economic feasibility studies, confirmation of the Company's interest in the underlying mineral interests, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

Effective November 1, 2002, the Company prospectively adopted the fair value method of accounting for stock option awards granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments. Stock option awards granted to non-employees continued to be recognized and measured using the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

3. Loan Receivable

In fiscal year 2000, pursuant to an agreement with Digital.doc Service (International) Inc. ("Digital") for consulting services from and a 50% interest in Digital, the Company advanced $175,599 to Digital for the development of an internet browser replacement technology. Due to a dispute on the intentions of the agreement, the Company decided to write down the loan receivable to $100.

4. Mineral Interest

On October 12, 2004, the Company entered into an option agreement ("Agreement") with Nevada Geothermal Power Inc. and Noramex Corporation (collectively "NGP"), whereby the Company was granted the exclusive right and option (the "Option") to acquire up to 50% interest in the Pumpernickel Geothermal Property (the "Property"). The Property now consists of 10.5 geothermal leases in the Humboldt County, Nevada, U.S.A., covering approximately 6,720 acres of land.

In consideration for the 50% interest in the Property, the Company is required to:

- Pay to NGP a total cash payment of $120,000, as follows:

  (a) $10,000 payable upon approval from the TSX Venture Exchange ('TSX")(paid)
  (b) $10,000 payable on first anniversary date (paid)
  (c) $10,000 payable on second anniversary date
  (d) $20,000 payable on third anniversary date
  (e) $20,000 payable on fourth anniversary date
  (f) $50,000 payable on fifth anniversary date

- Incur total exploration expenditures of $5,000,000, as follows:

  (a) $400,000 on or before first anniversary date (paid)
  (b) $600,000 on or before second anniversary date
  (c) $1,000,000 on or before third anniversary date
  (d) $1,000,000 on or before fourth anniversary date
  (e) $2,000,000 on or before fifth anniversary date

- Issue a total of 600,000 common shares, as follows:

  (a) 100,000 common shares upon approval from the TSX Venture Exchange ('TSX")(issued)
  (b) 100,000 common shares on or before first anniversary date (issued)
  (c) 100,000 common shares on or before second anniversary date
  (d) 100,000 common shares on or before third anniversary date
  (e) 100,000 common shares on or before fourth anniversary date
  (f) 100,000 common shares on or before fifth anniversary date

4. Mineral Interest (continued)

As of October 31, 2005, the Company paid cash of $374,426 to NGP, of which $230,743 was expensed or capitalized under mineral interest and $143,683 was set up as a prepayment. The Company also issued 100,000 shares to NGP at a fair value of $25,000 and issued 268,000 shares as the finder's fee at a fair value of $56,280. Subsequent to October 31, 2005, the Company signed an amendment agreement to postpone the required payments not yet made to February 2006.

The Company has incurred the following costs as at April 30, 2006 in relation to the Pumpernickel Geothermal Property and these costs have been capitalized:

	2006	2005
General exploration	$ 78,018	$ 60,041
Acquisition cost	146,280	91,280
Geological consulting	82,789	949
Lease	36,168	7,959
Geology	23,942	23,942
Geophysics	143,386	99,954
Permit costs	1,467	732
Assay and analysis	116	-
Communications and courier	67	-
Survey	26,947	26,947
	$ 539,180	$ 311,804

The Option Agreement to acquire up to 50% interest in the Pumpernickel Geothermal Property obtained the final approval from TSX Venture Exchange on June 16, 2005.

On February 14, 2006, the Company signed an amendment agreement with Nevada Geothermal Power Inc. and Nevada Geothermal Power Company (formerly Noramex Corp.)("Noramex") to revise the payment schedule as follows:

(i) $600,000 on or before December 14, 2006;
(ii) $1,000,000 on December 14, 2007;
(iii) $1,000,000 on December 14, 2008; and
(iv) $2,000,000 on December 14, 2009.

As of April 30, 2006, the Company has advanced to Noramex the sum of $400,000 which shall constitute full satisfaction of the Company's obligations to fund and complete the first portion of the Work Program. The Company has also satisfied its obligations, being the cash payment of $10,000 (paid) and 100,000 (issued) common shares,, concurrently with the execution of the agreement and all subsequent annual payment will become due and payable on December 14 of each year commencing in the year 2006 and ending in the year 2009.

5. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:

	Shares	Amount
Balance, October 31, 2005	7,554,868	$ 3,591,312
Issued for cash under private placement in November 2005	600,000	150,000
Exercise of warrants	164,675	57,636
Issued pursuant to Option Agreement (Note 4)	100,000	45,000
Balance, April 30, 2006	8,419,543	$ 3,843,948

On November 30, 2005, the Company completed a non-brokered private placement of 600,000 units at a price of $0.25 per unit. Each unit consists of one share and one half non-transferable share purchase warrant with each full warrant being exercisable at a price of $0.35 to purchase one additional share for a period of one year.

In February 2006, the Company received $57,636 for exercise of 164,675 warrants at $0.35 each.

On February 14, 2006, the Company issued 100,000 common shares to Nevada Geothermal Power Corporation (Note 4).

(c) 93,750 of the shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) On August 12, 2005, the Company granted incentive stock options for 645,000 shares at a price of $0.25 per share exercisable up to August 12, 2010 to five directors of the Company, vested immediately.

On January 27, 2006, the Company granted incentive stock options for 170,000 shares at a price of $0.40 per share exercisable up to January 27, 2008. The optioned amount was amended in March 2006 to 95,000 shares.

On March 21, 2006, the Company has retained the services of Maria Da Silva of MarketSmart Communications Inc., an investor relations/public relations firm for a three month term at $5,000 per month subject to regulatory approval.

As additional compensation for services to be provided Maria Da Silva will receive incentive stock options to purchase 100,000 shares of Inovision's capital stock at a price of $0.35 per share exercisable for a period of one year from the date of appointment provided the services of the investor relations firm are extended and do not terminate before the options expire.

5. Share Capital (continued)

Stock options outstanding and exercisable as at April 30, 2006:

Number of options	Exercise price per option	Expiry date
645,000	$0.25	August 12, 2010
95,000	$0.40	January 27, 2008
100,000	$0.35	March 21, 2007

Each option entitles the holder to acquire one common share of the Company.

(e) Warrants

The following is a summary of warrants transactions up to April 30, 2006:

	Number of warrants	Weighted-average exercise price
Balance, October 31, 2003	-	$ -
Warrants issued	1,050,000	0.25
Balance, October 31, 2004	1,050,000	0.25
Warrants exercised	(270,000)	0.25
Warrants expired	(780,000)	0.25
Warrants issued	1,622,100	0.35
Balance, October 31, 2005	1,622,100	0.35
Warrants issued	300,000	0.35
Warrants exercised	(164,675)	0.35
Balance, April 30, 2006	1,757,425	$ 0.35

Subsequent to the period, 20,000 additional warrants were exercised at $0.35 to net the Company $7,000.

6. Related Party Transactions

Various expenses incurred to directors of the Company are as follows:

	Three months ended April 30		Six months ended April 30	
	2006	2005	2006	2005
Management fees	$ 15,000	$ 7,500	$ 22,500	$ 15,000
Travel and promotion	-	1,500	1,500	3,000
Accounting services	3,000	-	5,000	-
Administration	12,000	-	12,000	-
	$ 30,000	$ 9,000	$ 41,000	$ 18,000

An amount of $300 is due to a director and is included in accounts payable and accrued liabilities.

On February 1, 2006 the Company entered into a renewable one year management service contract with a director in the amount of $5,000 per month.

7. Subsequent Events

(a) Name change

As of May 16, 2006, the Company will trade under the new name "Sierra Geothermal Power Corp."

(b) Hazen Geothermal Project

On May 8, 2006, the Company entered into an Option Agreement with Southwest Geothermal Inc. (SGI), a Nevada company, as follows:

SGI grants to the Company the sole and exclusive right and option to acquire a 95% interest in the Hazen Geothermal Project consisting of 32,417 acres of leased land located in Churchill County, State of Nevada for and in consideration of a $5,000 non-refundable deposit and over a four year period, payment in the sum of $530,000, issuance of 1,000,000 shares of the Company and by the Company spending a minimum of $2,000,000 on exploration and development work on the project.

The Option Agreement is subject to the approval of the Company's Board of Directors, receipt of a Qualifying Report providing positive recommendations for the development of the project and regulatory approval.

The Company has also agreed to issue 100,000 shares as finder's fees upon said approvals.

SIERRA GEOTHERMAL POWER CORP.
Management Discussion and Analysis
For Quarter Ending April 30, 2006
Prepared by Management

Introduction

This Management Discussion and Analysis (MD&A) provides a summary of the business of Sierra Geothermal Power Corp. ("the Company") and a comparison of its financial results for the quarter ended April 30, 2006 to the same period in the previous year. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principals (GAAP). The Company's reporting currency is the Canadian dollar and all dollar amounts in this MD&A are in Canadian dollars. This MD&A is dated as of June 28, 2006.

Description of Business

As previously reported, on October 12th, 2004 the Company entered into an Option Agreement with Nevada Geothermal Power Inc. and NGPC (formerly Noramex Corporation) (collectively "NGP") whereby the Company was granted the exclusive right and option (the "Option") to acquire a 50% interest in the Pumpernickel Geothermal Property ("the Property"). The Property now consists of 10.5 geothermal leases in Humboldt County, Nevada, USA covering a total of 6720 acres of land. The original agreement was accepted for filing by the TSX Venture Exchange ("Exchange") on June 14, 2005 and effective as of that date the Company commenced business activities in the area of electric power generation.

In order to acquire a 50% interest in the Pumpernickel property the Company is required to:

Pay to NGP $120,000 as follows:

(a) $10,000 payable upon Exchange approval (which has been paid)
(b) $10,000 payable on first anniversary date (which has been paid)
(c) $10,000 payable on second anniversary date
(d) $20,000 payable on third anniversary date
(e) $20,000 payable on fourth anniversary date
(f) $50,000 payable on fifth anniversary date

Incur total exploration expenses of $5,000,000, as follows:

(a) $400,000 on or before the first anniversary date of Exchange approval (has been paid)
(b) $600,000 on or before the second anniversary date
(c) $1,000,000 on or before the third anniversary date
(d) $1,000,000 on or before the fourth anniversary date
(e) $2,000,000 on or before the fifth anniversary date

Issue a total of 600,000 common shares, as follows:

(a) 100,000 common shares on Exchange approval (issued)
(b) 100,000 common shares on or before the first anniversary date (issued)
(c) 100,000 common shares on or before the second anniversary date
(d) 100,000 common shares on or before the third anniversary date
(e) 100,000 common shares on or before the fourth anniversary date
(f) 100,000 common shares on or before the fifth anniversary date

On February 14, 2006, the Company signed an amendment agreement with Nevada Geothermal Power Inc. and Nevada Geothermal Power Company (formerly Noramex Corp.)("Noramex") to revise the payment schedule as follows:

(i) $600,000 on or before December 14, 2006;
(ii) $1,000,000 on or before December 14, 2007;
(iii) $1,000,000 on or before December 14, 2008; and
(iv) $2,000,000 on or before December 14, 2009.

As of April 30, 2006, the Company has advanced to Noramex the sum of $400,000 which shall constitute full satisfaction of the Company's obligations to fund and complete the first portion of the Work Program. The Company has also satisfied its obligations, being the cash payment of $10,000 (paid) and 100,000 (issued) common shares, concurrently with the execution of the agreement and all subsequent annual payment will become due and payable on December 14 of each year commencing in the year 2006 and ending in the year 2009.

As previously reported, Nevada Geothermal Power Inc., the Operator of the Exploration Program on the Pumpernickel Geothermal Property located in Humboldt County, Nevada, has completed the first phase of the Exploration Program recommended on the Pumpernickel Geothermal prospect. The Program consisted of a 3D "E-SCAN" resistivity survey that mapped the deep geothermal source waters feeding surface hot springs on the property.

Following the E-SCAN Survey four thermal gradient wells were drilled. Two wells were drilled to about 305 metres (1,000 feet), one well to about 360 metres (1,180 feet), and well PVTG-3, the deepest test, was drilled to about 488 metres (1,600 feet) and lined with (4-1/2-inch) steel casing. This procedure allows for well PVTG-3 to be re-entered and deepened.

Temperatures in wells continue to be measured with wellbore PVTG-3 providing the highest at 81 C (178 F). Drill cuttings were sent to the Nevada Bureau of Mines and the water samples have been sent to Thermochem Labs for analysis. The drill program completes the first phase of a two-phase exploration program recommended by Tim Sadlier-Brown, independent project consultant, in order to establish the presence of a commercially viable geothermal resource. David Blackwell, geothermal heat flow expert and the world's foremost expert on temperature gradient analysis, has identified the Pumpernickel site as one of the top undeveloped geothermal prospects in Nevada.

Previous geothermometry work on Pumpernickel has produced reservoir temperature estimates ranging from 150 C (302 F) to 218 C (424 F). Recent drilling confirms the results of earlier studies which indicated that widespread geothermal fluids are being channeled to the surface through range-front faults. The results also confirmed that the site is an excellent prospect for discovery of a geothermal resource for the production of electrical power generation. Additionally, the site is located in an area of reasonably well-developed infrastructure with no apparent environmental issues.

In January 2006, phase II of the program was started with a detailed gravity survey which was carried out by by Quantech Geosciences of Reno, Nevada. The gravity survey is effective in mapping the topography of subsurface bedrock, outlining faults and evaluating the thickness of the overburden. It is anticipated that this information will aid in planning the depth to which the casing will need to be set to reach bedrock for future observation slim wells and production size test wells which are planned for this year.

The second phase of the program will include a series of up to three 250-metre (820-foot) gradient wells to further define the geothermal anomaly, followed by a deep reservoir test well to confirm the presence of a commercially viable geothermal resource.

A comprehensive report dated June 2006 and authored by Z. Adam Szybinski, *Ph.D.* of Fairbank Engineering Ltd. was recently completed with promising conclusions...."The Pumpernickel Valley project area, for the majority of which Nevada Geothermal Power has the geothermal rights, represents a geothermal site with a relatively high temperature reservoir suitable for electric power production."

Geothermal fluids at 140°C - 180°C (280°F - 355°F) are currently used to produce electricity on a commercial basis at other geothermal locations in Nevada such as Steamboat, Brady's Hot Springs, Beowawe and Desert Peak.

Selected Annual Information

The following selected financial data should be read in conjunction with the Company's financial statements:

	Year Ended Oct 31, 2005 (audited)	**Year Ended Oct 31, 2004 (audited)**	**Year Ended Oct 31, 2003 (audited)**
Interest income	$ 1,172	$ -	$ -
Expenses	312,536	122,060	72,765
Loss for the year	$ 311,364	$ 122,060	$ 72,765
Loss per share	$ (0.06)	$ (0.03)	$ (0.02)
Total assets	$ 581,201	$ 42,927	$ 21,942

Summary of Quarterly Reports

The following is a financial summary of the Company's past 8 quarterly periods:

	3 months ended Apr 30, 2006 (unaudited)	3 months ended Jan 31, 2006 (unaudited)	3 months ended Oct 31, 2005 (unaudited)	3 months ended Jul 31, 2005 (unaudited)	3 months ended Apr 30, 2005 (unaudited)
Interest and other income	$ 31	$ 425	$ 754	$ 905	$ (487)
Expenses	110,890	97,207	186,981	63,100	43,716
Net loss	$ (110,859)	$ (96,782)	$ (186,227)	$ (62,195)	$ (44,203)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)

	3 months ended Jan 31, 2005 (unaudited)	3 months ended Oct 31, 2004 (unaudited)	3 months ended Jul 31, 2004 (unaudited)
Interest and other income	$ -	$ -	$ -
Expenses	18,739	32,711	27,802
Net loss	$ (18,739)	$ (32,711)	$ (27,802)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)

Operations

Phase 1 budget was approximately US$926,000 which included direct exploration expenditures of US$740,000 of which 80% was funded by the U.S. Department of Energy under terms of a cost sharing agreement.

The Company completed the first half of fiscal 2006 on April 30, 2006 with cash on hand of $110,886 and prepaid expenses of $13,256. As of the date of this report the Company has approximately $50,000 cash on hand.

Financings, Principal Purposes and Milestones

In the months of June and July 2005 the Company closed a placement of 2,703,500 Units under a short form offering document pursuant to an Agency offering. The net proceeds of the offering was $575,273 after deduction of the Agent's fees and other customary expenses associated with the Offering. Under the Offering 100,000 Units were subscribed for by members of a Pro-Group and 60,000 Units were subscribed for by Insiders. The 160,000 units were therefore issued subject to a hold period expiring October 23, 2005.

As partial compensation for its services the Agent received 40,000 shares as a Corporate Finance fee and 270,350 non-transferable Agent's Warrants exercisable at a price of $0.35 for a period of 12 months following the date of closing. The corporate finance shares and the Agent's Warrants were issued subject to a four month hold period expiring October 23, 2005.

Inovision completed in the first quarter of 2006 a non brokered private placement of 600,000 units at a price of $0.25 per unit. Each unit consisted of one share and one half non transferable share purchase warrant with each full warrant being exercisable at a price of $0.35 to purchase one additional treasury share for a period of one year.

In February 2006, the company received $57,636 for the exercise of 164,675 warrants at $0.35 each.

Liquidity

As of April 30, 2006 the Company had working capital of $86,849 and cash of $110,886 as compared to working capital of $9,025 and cash of $37,349 at January 31, 2005. The increase in working capital and cash is due to the Company's private placement in the amount of $150,000 and exercise of warrants in the amount of $57,636 during the period.

Capital Resources

During the third quarter of 2005 the Company was successful in closing a financing to finance its first year commitments as required under the agreement entered into with Nevada Geothermal Power Inc. The financing agreement provided for an Agency offering of 3,000,000 Units under a Short Form Offering Document dated effective June 3, 2005. The financing consisted of the sale of 2,703,500 Units providing the Company with net proceeds of $575,274 after deduction of Agent's fees and other customary expenses of the Agent associated with the Offering.

As of October 31, 2005 all expenditures related to the development of the Pumpernickel geothermal project were capitalized. The cost of the Pumpernickel project was carried at the capitalized cost of $311,804 and reflected as an asset of the Company at its capitalized cost.

The capitalized cost as at April 30, 2006 totals $539,180 and is comprised as follows:

	2006	2005
General exploration	$ 78,018	$ 60,041
Acquisition cost	146,280	91,280
Geological consulting	82,789	949
Lease	36,168	7,959
Geology	23,942	23,942
Geophysics	143,386	99,954
Permit costs	1,467	732
Assay and analysis	116	-
Communications and courier	67	-
Survey	26,947	26,947
	$ 539,180	$ 311,804

Subsequent Events

(a) Name change

Effective May 16, 2006, the Company began to trade under its new name "Sierra Geothermal Power Corp."

(b) Hazen Geothermal Project

On May 8, 2006 the Company entered into an Option Agreement with Southwest Geothermal Inc (SGI), a Nevada company, as follows:

SGI grants to the Company the sole and exclusive right and option to acquire a 95% interest in the Hazen Geothermal Project consisting of 32,417 acres of leased land located in Churchill County, State of Nevada for consideration of $5,000 USD. This allows the Company to conduct due diligence on the property for a period of sixty days after which time the Company may or may not elect to proceed. Terms of the agreement will be disclosed at that time.

(c) Tim Sadlier-Brown, a professional geologist & geothermal consultant has been appointed to the company's Advisory Board.

(d) The operator for the Pumpernickel project and our optioning partner, Nevada Geothermal Power Inc., has acquired from Ormat Technologies, BLM lease no. N74855 covering 933.5 acres of key federal land. Separately, NGP has been granted BLM lease no. N78124 totalling 1920 acres effective on June1, 2006. The new leases combined with the existing ones in the Pumpernickel Project form a contiguous land package, significantly enhancing control of the geothermal development area.

Further to this, an agreement has been entered into with Ormat Technologies for the provision of an electrical power plant on the Pumpernickel geothermal site. Ormat will provide a most-favoured-customer price on a first-offer basis for the manufacture and construction of a binary geothermal power plant using Ormat proprietary technology.

Mr. Fairbank, president of NGP, stated: "The strategic relationship between NGP and Ormat will allow us to expedite the development of a potential 20-megawatt to 30-megawatt geothermal resource at Pumpernickel. Ormat is an acknowledged global leader in binary power conversion technology and can supply state-of-the-art binary power plants such as will be needed for the Pumpernickel project. Ormat built the first generation on binary power plants in Nevada nearly 20 years ago and has reasserted its leadership position with recent project acquisitions and plant construction. Ormat's Galena1 plant at Steamboat, near Reno, Nevada, commissioned earlier this year, sets the standard for efficiency for today's generation of binary geothermal power plants......"

The Pumpernickel project includes 6720 acres (10.5 square miles)

Sierra Geothermal Power Corp. continues to explore opportunities for new projects and/or possible affiliations with other geothermal exploration companies.

Off Balance Sheets Arrangements

The Company does not have any off balance sheet arrangements which may effect the Company's current or future operations or conditions.

Related Party Transactions

For the six months ending April 30, 2006, Mr. D. McGee, a director, received $24,000 for management fees, travel and promotion expenses. The management contract with Mr. McGee, effective February 1 2006, was increased from $2,500 per month plus expenses to $5,000 per month.

Directors of the company received $5,000 for accounting services and $12,000 for administrative services.

Outstanding Share Data

(a) Authorized: 100,000,000 common shares without par value

(b) Issued:

	Shares	Amount
Balance, October 31, 2005	7,554,868	$3,591,312
Issued for cash under private placement In November 2005	600,000	150,000
Exercise of warrants	164,675	57,636
Issued pursuant to Option Agreement (Note 4)	100,000	45,000
Balance, April 30, 2006	8,419,543	$3,843,948

On November 30, 2005, the Company completed a non-brokered private placement of 600,000 units at a price of $0.25 per unit. Each unit consists of one share and one half non-transferable share purchase warrant with each full warrant being exercisable at a price of $0.35 to purchase one additional share for a period of one year.

In February 2006, the Company received $57,636 for exercise of 164,675 warrants at $0.35 each.

On February 14, 2006, the Company issued 100,000 common shares to Nevada Geothermal Power Inc.

Incentive Stock Options and Warrants

On August 12, 2005 the Company granted incentive stock options for 645,000 common shares at a price of $0.25 per share exercisable up to August 12, 2010 to five directors of the Company, vested immediately.

In addition, stock options for 100,000 at $0.40 per share were granted to Malcolm Bell and 70,000 options to Daryl Pollack for joining the Advisory Board of Inovision. The quantities of these options for Mssrs Bell and Pollack however, were reduced to 75,000 and 20,000 respectively effective March 20, 2006.

On March 21, 2006, the Company retained the services of Maria Da Silva of MarketSmart Communications Inc., an investor relations/public relations firm for a three month term at $5,000 per month subject to regulatory approval.

As additional compensation for services to be provided, Maria Da Silva received incentive stock options to purchase 100,000 shares of Sierra Geothermal's capital stock at a price of $0.35 per share exercisable for a period of one year from the date of appointment provided the services of the investor relations firm are extended and do not terminate before the options expire.

Stock options outstanding and exercisable as at April 30, 2006:

Number of options	Exercise price per option	Expiry date
645,000	$0.25	August 12, 2010
95,000	$0.40	January 27, 2008
100,000	$0.35	March 21, 2007

Each option entitles the holder to acquire one common share of the Company.

(e) Warrants

The following is a summary of warrants transactions up to April 30, 2006:

	Number of warrants	Weighted-average exercise price
Balance, October 31, 2003	-	$ -
Warrants issued	1,050,000	0.25
Balance, October 31, 2004	1,050,000	0.25
Warrants exercised	(270,000)	0.25
Warrants expired	(780,000)	0.25
Warrants issued	1,622,100	0.35
Balance, October 31, 2005	1,622,100	0.35
Warrants issued	300,000	0.35
Warrants exercised	(164,675)	0.35
Balance, April 30, 2006	1,757,425	$ 0.35

Subsequent to the period, 20,000 additional warrants were exercised at $0.35 to net the Company $7,000.

Additional information relating to the Company may be obtained or viewed from the System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com and on the Company's website at www.SierraGeothermalPower.com.

"Dennis N. Wong"
Chief Financial Officer

"Daniel McGee"
President & Director